

MANSON CREEK RESOURCES LTD.

te 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-05 **JUNE 16, 2010**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Discovers New Gold System At Virgin Arm Returning Significant Results of 0.54 g/t To 10.07 g/t Gold

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide the results of the first trenching program conducted at its Virgin Arm gold project, Newfoundland. Three historic gold showings were initially examined during the Spring program. Work completed on the Hank and Homer zones has resulted in the discovery of a new gold bearing system. Significant gold assays, ranging from 0.50 grams per tonne (g/t) gold to 10.07 g/t gold, were received from continuous channel samples perpendicular to the exposed 410 meter (m) long mineralized zone.

Seven trenches were completed in the Hank and Homer zones, while two trenches were completed on the Barney zone during the program. Continuous rock saw channel samples were taken from exposed bedrock in the nine trenches. Table 1 lists select significant sample results and intervals. Please see the website, www.manson.ca, for maps showing the location of the trenching for the Hank and Homer zones.

Two exploratory trenches extending 85 m along strike length at the Hank showing returned strong gold mineralization values with the zone remaining open along strike. Outstanding gold values of 0.69 g/t gold to 10.07 g/t gold were delineated over widths of 4.50 m and 1.12 m respectively.

The Homer showing, located 170 m to the west of the Hank gold zone, was examined, with five trenches extending over 230 m along strike, with gold mineralization remaining open in all directions. Significant gold values ranged from 0.54 g/t gold to 5.40 g/t gold over widths of 4.50 m and 1.00 m respectively.

The Barney showing, located 3.7 kilometers to the southeast of the Hank and Homer zones, has seen relatively little historic work with the recent trenching program outlining broad zones of low grade mineralization of 0.10 g/t gold to 0.13 g/t gold over widths of 7.55 m and 4.35 m respectively. This distal zone demonstrates the widespread nature of the gold mineralization within this system.

The Company is extremely pleased with the results of the first trenching program on the Virgin Arm gold property. This program has clearly demonstrated a widespread, previously unrecognized, gold system and has confirmed the potential for the discovery of large, bulk tonnage gold mineralization. Along with the high grade gold results over meter scale widths it has been observed that a pervasive lower grade gold halo is present in the Hank and Homer gold zones. An analysis of all the assay results further confirms this observation. The weighted average of the 46 continuous channel samples from the Hank zone gives an average value of 0.71 g/t gold with the 72 continuous channel samples from the Homer zone giving a value of 0.45 g/t gold.

Detailed geological work has outlined several styles of gold mineralization on the property. The gold mineralized felsic dykes in the Hank and Homer zones are hosted within the structurally complex Badger Group sedimentary rocks with the felsic dykes cross cutting the stratigraphy and structure. The felsic dykes are strongly silicified with strong pervasive sericite alteration and local strong iron carbonate alteration. Gold appears to be present as free gold within the felsic dyke matrix and is also present in the pervasive quartz veins and quartz stockwork.

dlw 6/24

With outcrop being sparse across the claim block, mechanized trenching remains the most cost effective method for the early stage work on this newly discovered system. Permits are in place for continued trenching in the priority areas. Historical soil geochemical data is being integrated into the current dataset to assist in further outlining priority targets on the extensive claim block. Manson Creek is committed to defining drill targets for a possible fall drill program on this exciting newly discovered gold bearing system.

The Virgin Arm Property

The road accessible Virgin Arm gold property, covering 1,047 hectares of prospective geology, is located 65 kilometers north of Gander, Newfoundland. The 42 contiguous mineral claims encompass five known gold showings and a regional gold in soil/silt sample anomaly.

Gold mineralization, present in outcrop, has been discovered over a three kilometer long, northeast – southwest trending structural corridor. A compilation of known gold occurrences and anomalous gold in soil/silt anomalies shows mineralization is present over five kilometers along this structural trend. Until the current exploration program, the property had seen limited exploration with historical work focused on sampling the known mineralized outcrops.

Over 240 rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analysis. Gold was assayed by standard fire assay methods with 30 additional elements analyzed by Induced Coupled Plasma (ICP). Duplicates and blanks were inserted in the sample order to ensure optimum precision and accuracy.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Manson Creek Resources Ltd.

News Release 10-05 – June 16, 2010

Table 1. Select Significant Results from the Spring 2010 Trenching Program (Weighted averages).

Zone	Gold Grams per Tonne	Interval Width (meters)
Hank – 1 **Includes**	0.19 **0.54**	5.30 **0.80**
Hank – 1 **Includes** **Includes**	**0.69** **1.25** **1.98**	**4.50** **1.85** **1.00**
Hank – 2 **Includes**	**1.82** **3.80**	**2.20** **0.95**
Hank – 2 **Includes** ***Includes***	**3.44** **5.40** ***10.07***	**3.50** **2.20** ***1.12***
Hank – 2 **Includes**	0.36 **0.56**	5.57 **1.90**
Hank – 2 **Includes**	0.43 **1.90**	4.50 **0.70**
Homer – 1 **Includes**	**0.54** **0.65**	**4.50** **2.50**
Homer – 1	**0.51**	**1.10**
Homer – 1 **Includes**	0.24 **0.51**	8.70 **2.40**
Homer – 2	**0.52**	**2.90**
Homer – 2	0.29	2.00
Homer – 2 **Includes** **Includes** **Includes**	**0.75** **2.18** **3.23** **5.40**	**10.80** **3.40** **2.00** **1.00**
Homer – 2 **Includes**	**0.94** **3.47**	**3.90** **0.90**
Homer – 2 **Includes**	**0.62** **1.64**	**3.00** **1.00**
Homer – 5 **Includes**	**0.60** **1.05**	**3.00** **1.00**
Homer – 5 **Includes**	0.35 **0.94**	5.40 **1.00**

MANSON CREEK RESOURCES LTD.

Date: JUNE 2010

Author:RC

CALGARY, AB

Drawing:

VIRGIN ARM GOLD PROJECT
CLAIM BLOCK OUTLINE WITH
SPRING TRENCHING ZONES

Projection: NAD 27/ZONE 21


0
250
500
1000
metres

5490000 mN
660000 mE
662000 mE
5488000 mN
5488000 mN
AREA OF DETAILED
HANK AND HOMER
MAP
Homer
Zone
Hank
Zone
5486000 mN
5486000 mN
Barney
Zone
5484000 mN
5484000 mN
658000 mE
660000 mE
662000 mE






Manson Creek Resources Ltd
Trench Outline
Sample Interval
Road
Contour
Select Significant Intervals
Gold in grams / tonne
0
25
50
metres
N
W
E
S
HANK 1
0.54 g/t over 0.80m
0.69 g/t over 4.50m including
1.25 g/t over 1.85m
HANK 2
3.44 g/t over 3.50m including
5.40 g/t over 2.20m
10.07 g/t over 1.12m
0.43 g/t over 4.50m including
1.90 g/t over 0.70m
HOMER 5
0.35 g/t over 5.40m including
0.94 g/t over 1.00m
0.60 g/t over 3.00m including
1.05 g/t over 1.00m
HOMER 4
Not sampled
HOMER 3
HOMER 2
0.62 g/t over 3.00m including
1.64 g/t over 1.00m
0.94 g/t over 3.90m including
3.47 g/t over 0.90m
0.75 g/t over 10.80m including
2.18 over 3.40m including
5.40 over 1.00m
0.52 g/t over 2.90m
HOMER 1
0.24 g/t over 8.70m including
0.51 g/t over 2.4m
0.51 g/t over 1.10m
0.23 g/t over 8.50m
including
0.34 g/t over 4.50m
0.54 g/t over 4.5m
including
0.65 g/t over 2.5m

Manson Creek Resources Ltd	
Date: June 2010	Virgin Arm Gold Project Hank and Homer Gold Zones Trench Locations with Significant Assays
Author:	
Office: Calgary	
Drawing:	
Scale: 1:1600	Projection: UTM Zone 21 (NAD 27 for Canada)